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                            September 28, 2020

       Alan Hirzel
       Chief Executive Officer
       Abcam plc
       Discovery Drive
       Cambridge Biomedical Campus
       Cambridge, CB2 0AX
       United Kingdom

                                                        Re: Abcam plc
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
16, 2020
                                                            CIK No. 0001492074

       Dear Mr. Hirzel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted on September 16,
       2020

       Business, page 93

   1. We note your response to our prior comment number 6 set forth in your response letter, in which you state Figure
14 on page 112 shows data from fiscal year 2011 to fiscal year
                                                        2015. Please revise
page 112 to disclose the years covered in Figure 14.
 Alan Hirzel
FirstName
Abcam plc LastNameAlan Hirzel
Comapany 28,
September  NameAbcam
              2020     plc
September
Page 2    28, 2020 Page 2
FirstName LastName
Description of American Depositary Shares, page 157

2. We note your response to prior comment 8 and understand that the Deposit Agreement is still being negotiated. Once finalized, please revise the disclosure under the Description of
         American Depositary Shares concerning the jury trial waiver on page 167 to include disclosure regarding whether the jury trial provision would apply if the ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.
3. We note your response to prior comment 9. Please revise your Description of American
         Depositary Shares section to address your exclusive forum provision. Also, revise the penultimate sentence on page 61 to clarify the required forums for Securities Act and
         Exchange Act claims. In this regard, we note that you include the word
   also    which
         appears to suggest that Securities Act and Exchange Act must be brought both in federal and state court. Also clarify whether your forum provision limits the federal courts where such actions may be brought.
Notes to the consolidated financial statements, page F-8

4. Tell us how you considered the guidance in IAS 10 regarding adjusting events after the reporting period. In this instance, we note disclosure on page F-8 that the consolidated financial statements for the fiscal years ended June 30, 2019 and June 30, 2020 are expected to be authorized in October 2020.
        You may contact Ameen Hamady at 202-551-3891 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-
6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Nathan Ajiashvili